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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Waste Connections, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

941053100

(CUSIP Number)

Carolyn S. Reiser, Esq.
Shartsis, Friese & Ginsburg LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
(415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

James Ogilvie Stewart, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 452,880
8. Shared Voting Power -0-
9. Sole Dispositive Power 452,880
10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 452,880

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 1.7%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Waste Connections, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 620 Coolidge Drive, Suite 350, Folsom, CA 95630.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) James Ogilvie Stewart, Jr. (the "Filer").

(b) The business address of the Filer is
5309 El Paso Drive, El Paso, Texas, 79905.

(c) Present principal occupation or employment of the Filer and the name, principal business and address of any corporation or other organization in which such employment is conducted:
The Filer is a consultant. His business address is as set forth in 2(b) above.

(d) During the last five years, the Filer has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Filer was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Filer is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Filer	N/A	Filer received the Stock as partial consideration for the acquisition by Issuer on September 2, 1999, of International Environmental Industries, Inc., of which Filer was the sole shareholder.

Item 4. Purpose of Transaction

The sole purpose of the acquisition of the Stock reported herein is for investment.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by the Filer at the date hereof is reflected on the Filer's cover page.

The Filer effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filer since September 3, 1999 (the date of the Filer's last 13(d)):

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

Filer	Sale	9/26/2000	7,500	$25.50
Filer	Sale	9/28/2000	10,000	$25.50
Filer	Sale	10/2/2000	7,500	$25.50
Filer	Sale	10/2/2000	37,500	$25.50
Filer	Sale	10/4/2000	27,500	$25.50
Filer	Sale	10/5/2000	20,500	$25.6280
Filer	Sale	10/6/2000	21,400	$25.75
Filer	Sale	10/12/2000	100,000	$24.50
Filer	Sale	10/31/2000	10,000	$25.50
Filer	Sale	11/2/2000	45,000	$25.6111
Filer	Sale	11/3/2000	7,000	$25.75
Filer	Sale	11/7/2000	193,000	$26.4819
Filer	Sale	11/8/2000	113,100	$27.7672
Filer	Sale	11/9/2000	5,000	$28.00
Filer	Sale	11/13/2000	125,000	$27.68
Filer	Sale	11/14/2000	70,000	$27.88
Filer	Sale	11/17/2000	35,000	$27.00
Filer	Sale	11/20/2000	5,000	$26.00
Filer	Sale	11/20/2000	40,000	$26.00
Filer	Sale	11/20/2000	17,500	$26.00
Filer	Sale	11/21/2000	22,500	$25.296
Filer	Sale	11/21/2000	33,000	$25.296
Filer	Sale	11/22/2000	7,000	$25.54
Filer	Sale	11/22/2000	28,000	$25.54
Filer	Sale	11/24/2000	12,000	$25.9375
Filer	Sale	11/24/2000	33,000	$25.9375

Filer	Sale	11/27/20000	7,000	$25.33
Filer	Sale	11/27/2000	30,000	$25.33
Filer	Sale	11/27/2000	30,000	$25.33
Filer	Sale	11/28/2000	20,000	$25.375
Filer	Sale	11/29/2000	30,000	$23.83
Filer	Sale	11/29/2000	5,000	$23.83
Filer	Sale	11/30/2000	105,000	$24.53
Filer	Sale	12/1/2000	95,000	$26.10
Filer	Sale	12/4/2000	80,000	$26.10
Filer	Sale	12/5/2000	115,000	$25.84
Filer	Sale	12/5/2000	25,500	$25.84
Filer	Sale	12/6/2000	55,500	$25.45
Filer	Sale	12/7/2000	192,500	$24.40
Filer	Sale	12/13/2000	40,000	$26.00
Filer	Sale	12/14/2000	50,000	$26.00
Filer	Sale	12/14/2000	110,000	$26.00
Filer	Sale	12/15/2000	5,500	$26.50
Filer	Sale	12/15/2000	59,500	$26.50

The Filer ceased to beneficially own more than 5% of the outstanding Stock on or about December 1, 2000.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2001

/s/ James Olgilvie Stewart, Jr. James Ogilvie Stewart, Jr.